UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Commission File No. 0-15375

RADA ELECTRONIC INDUSTRIES LTD.
(Exact Name of Registrant as Specified in Its Charter)

Israel	N/A
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

7 Giborei Israel Street, Netanya, Israel	4250407
(Address of Principal Executive Offices)	(Zip Code)

Name and Telephone Number, Including Area Code of the Person to Contact in Connection with this Report:
Shiri Lazarovich, CFO, +972 9 892 1122

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act for the reporting period from January 1 to December 31, 2014.

Rada Electronic Industries Ltd.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Rada Electronic Industries Ltd.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://www.rada.com/ .

Item 1.02 Exhibit

Reference is made to Section 2, Item 2.01 of this Report.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2015	Rada Electronic Industries Ltd.

/s/ Zvi Alon
Zvi Alon
Chief Executive Officer